                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*




                     Builders Warehouse Association, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  119916401
- --------------------------------------------------------------------------------
                                (CUSIP Number)



William Shimanek, 440 S. LaSalle Street, Suite 1900, Chicago, Illinois 60605,
                                (312) 362-4774
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)



                               August 27, 1996
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Exhibit Index on Page 7

                                  SCHEDULE 13D

- -------------------                                            -----------------
CUSIP No. 119916401                                            Page 2 of 9 Pages
- -------------------                                            -----------------

- --------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Eligrant, Inc.
- --------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) []
                                                                    (b) []
- --------------------------------------------------------------------------------
     3  SEC USE ONLY
- --------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

        WC
- --------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              []
- --------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        IL
- --------------------------------------------------------------------------------
                                         7   SOLE VOTING POWER
              NUMBER OF
                                              201,141
               SHARES
                                        ----------------------------------------
              BENEFICIALLY               8  SHARED VOTING POWER

               OWNED BY                     0
                                        ----------------------------------------
                EACH                     9  SOLE DISPOSITIVE POWER

              REPORTING                     201,141
                                        ----------------------------------------
               PERSON                   10  SHARED DISPOSITIVE POWER

                WITH                        0
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        201,141
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 []
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.05%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -------------------                                            -----------------
CUSIP No. 119916401                                            Page 3 of 9 Pages
- -------------------                                            -----------------

- --------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Daniel Asher
- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  []
                                                                  (b)  []
- --------------------------------------------------------------------------------
3       SEC USE ONLY
- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC (see item 3)
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                             []
- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
- --------------------------------------------------------------------------------
              NUMBER OF                7            SOLE VOTING POWER

               SHARES                               201,141
                                       -----------------------------------------
            BENEFICIALLY               8            SHARED VOTING POWER

              OWNED BY                              0
                                       -----------------------------------------
                EACH                   9            SOLE DISPOSITIVE POWER

              REPORTING                             201,141
                                       -----------------------------------------
               PERSON                  10           SHARED DISPOSITIVE POWER

                WITH
                                                    0
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        201,141
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         []
        CERTAIN SHARES*
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.05%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D relates to the common stock (the "Common Stock") of Builder's Warehouse Association, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1800 Stewart Street, Santa Monica, California 90404.

ITEM 2. IDENTITY AND BACKGROUND

        (a), (b), (c) and (f): This statement is being filed by (i) Eligrant, Inc. ("Eligrant") with respect to shares of the Common Stock of the Issuer owned by it, and (ii) Daniel Asher, with respect to the shares of Common Stock of the Issuer beneficially owned by Mr. Asher (Eligrant and Mr. Asher are collectively referred to herein as "Reporting Persons").

        Eligrant is an Illinois corporation whose principal business activity is investments. Eligrant is located at 440 S. LaSalle Street, Suite 1900,
Chicago, Illinois 60605. The sole shareholder and sole director of Eligrant is Mr. Asher. The president, treasurer and secretary of Eligrant is Mr. William Shimanek.

        Mr. Shimanek is a United States citizen. His business address is 440 S. LaSalle Street, Suite 1900, Chicago, Illinois 60605. Mr. Shimanek is employed as a compliance officer of Kessler Asher Group Limited Partnership, a private limited partnership located at 440 S. LaSalle Street, Suite 1900, Chicago, Illinois 60605.

        Mr. Asher is a United States citizen. His business address is 440 S. LaSalle Street, Suite 1900, Chicago, Illinois 60605. Mr. Asher is an investment consultant.

        Information with respect to each Reporting Person is given solely by such Reporting Person, and each claims no responsibility for the accuracy or completeness of the information supplied by the other Reporting Persons.

        (d) and (e): During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

        On August 29, 1996, Eligrant acquired 71,361 shares of Common Stock of the Issuer through a privately negotiated transaction with an entity in which Mr. Asher has an ownership interest, at the prevailing market price of $10 1/8 for an aggregate price of $722,530 and 1,500 shares of Common Stock in the open market for the purchase price of $9 7/8 per share. Prior thereto, during August 1996, Eligrant acquired 138,780 shares of Common Stock of the Issuer in a series of transactions. The source of capital for all acquisitions of the Issuer's Common Stock was Eligrant's working capital. The price for such shares ranged between $7 1/8 and $11.

        For purposes of this report on Schedule 13D only, all of the shares of the Issuer's Common Stock acquired by Eligrant (201,141 shares of which are owned by Eligrant as of August 29,1996) are attributed to Mr. Asher. Of those shares, 71,361 shares were initially acquired by an entity in which Mr. Asher has an ownership interest, through conversions of a total of 500,000 convertible debentures on August 26 and August 27, 1996. On each of these dates, the entity converted 250,000 convertible debentures into 36,088 and 35,273 shares of Common Stock, respectively, at conversion rates which resulted in effective conversion prices of $7.013 and $7.09, respectively. The source of capital for all acquisitions of the Issuer's Common Stock by the entity in which Mr. Asher has an ownership interest was the working capital of such entity. All 71,361 shares of Common Stock were sold to Eligrant on August 29, 1996, as more fully described in the preceding paragraph.

ITEM 4. PURPOSE OF THE TRANSACTION

        The Common Stock was acquired for investment purposes.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) and (b): Set forth in the table below are the number and percentage of Common Stock of the Issuer beneficially owned, as well as the nature of the ownership, for each Reporting Person as of the date hereof:

                                                                                  Number of Shares
                Number of Shares      Number of Shares      Number of Shares      Beneficially
                Beneficially          Beneficially Owned    Beneficially          Owned With            Aggregate Number of
                Owned With Sole       With Shared Voting    Owned With Sole       Shared                of Shares
     Name       Voting Power          Power                 Dispositive Power     Dispositive Power     Beneficially Owned
- --------------  --------------------  --------------------  --------------------  --------------------  --------------------
Eligrant, Inc.        201,141                  0                  201,141                  0                  201,141

Daniel Asher          201,141                  0                  201,141                  0                  201,141

                Percentage of
                Shares
     Name       Beneficially Owned
- --------------  --------------------

Eligrant, Inc.         5.05%

Daniel Asher           5.05%


     (c): All transactions in shares of Common Stock effected by the Reporting Persons during the 60 days preceding the Event Date reported on page 1 and since that date are set forth below. Unless otherwise noted, all such shares were acquired through open market transactions.

     A. Transactions of Eligrant, Inc.(1)
        ---------------------------------


Trade Date                  Number of Shares                  Price Per Share
- ----------                  ----------------                  ---------------
   8/12/96                  2,000                             $  7 1/2
   8/12/96                  2,000                             $  7 1/2
   8/12/96                  2,000                             $  7 1/2
   8/12/96                  1,000                             $  7 1/2
   8/12/96                   1900                             $  7 1/2
   8/12/96                    500                             $ 7 9/16
   8/12/96                    500                             $ 7 9/16
   8/12/96                   1000                             $ 7 9/16
   8/12/96                   2500                             $  7 5/8
   8/12/96                   1000                             $  7 5/8
   8/12/96                   3000                             $  7 5/8
   8/12/96                   2100                             $  7 5/8
   8/12/96                   1000                             $  7 5/8
   8/12/96                   1000                             $  7 3/4
   8/12/96                   3000                             $  7 3/4
   8/13/96                   1000                             $  7 1/4
   8/13/96                   1000                             $  7 1/4
   8/13/96                   3000                             $  7 1/4
   8/13/96                    500                             $  7 1/4
   8/13/96                   2000                             $  7 1/4
   8/13/96                   1000                             $  7 3/8
   8/13/96                   1000                             $ 7 7/16
   8/13/96                    500                             $ 7 7/16
   8/13/96                   2000                             $  7 1/2
   8/13/96                   2000                             $  7 1/2
   8/14/96                    500                             $  7 3/8
   8/14/96                   1000                             $ 7 9/16
   8/15/96                   2000                             $  7 1/2
   8/15/96                   1000                             $  7 1/2
   8/15/96                    500                             $  7 1/2
   8/15/96                   2000                             $  7 1/2
   8/15/96                   2000                             $  7 1/2
   8/16/96                   2000                             $  7 1/2
   8/16/96                   3000                             $  7 5/8
   8/16/96                   2000                             $  7 5/8
   8/16/96                   2000                             $  7 5/8
   8/16/96                   2000                             $  7 5/8
   8/16/96                   2000                             $7 11/16
   8/16/96                   2000                             $7 11/16


- --------------------------

(1)   Amounts of shares that appear in parentheses represent shares sold.


   Trade Date              Number of Shares         Price Per Share
   -----------             ----------------         ---------------
   8/16/96                 2000                     $7 11/16
   8/16/96                  500                     $7 3/4
   8/16/96                 1000                     $7 3/4
   8/16/96                 2000                     $7 3/4
   8/16/96                 1500                     $7 15/16
   8/19/96                  500                     $7 1/8
   8/19/96                 2000                     $7 1/4
   8/19/96                 2000                     $7 1/4
   8/19/96                 2000                     $7 1/4
   8/19/96                 2000                     $7 1/4
   8/19/96                 2000                     $7 1/4
   8/19/96                 1000                     $7 1/4
   8/20/96                 2000                     $7 1/8
   8/21/96                 1500                     $7 1/8
   8/23/96                 1000                     $7 3/16
   8/23/96                  500                     $7 3/16
   8/23/96                  500                     $7 3/16
   8/23/96                 2000                     $7 3/8
   8/23/96                 2000                     $7 3/8
   8/26/96                 1300                     $7 1/4
   8/26/96                 2000                     $7 1/2
   8/26/96                 2000                     $7 1/2
   8/26/96                 2000                     $7 5/8
   8/26/96                  700                     $7 11/16
   8/26/96                 2000                     $7 11/16
   8/27/96                 2000                     $7 7/8
   8/27/96                   80                     $8 9/32
   8/27/96                17200                     $8 9/32
   8/27/96                  500                     $8 3/8
   8/27/96                 2500                     $8 1/2
   8/27/96                 2000                     $8 3/4
   8/27/96                 1000                     $9
   8/27/96                 1000                     $9
   8/27/96                 1000                     $9 1/4
   8/27/96                  500                     $9 1/4
   8/28/96                 1500                     $9 13/16
   8/28/96                 5000                     $10
   8/28/96                 1000                     $10 1/4
   8/28/96                 2000                     $10 3/8
   8/28/96                 1000                     $10 1/2
   8/28/96                (1500)                    $10 1/4
   8/28/96                (1000)                    $10 3/8
   8/28/96                (1000)                    $10 1/2
   8/28/96                (6000)                    $11
   8/29/96                 1500                     $9 7/8
   8/29/96                (1000)                    $10 1/2
 * 8/29/96                71361                     $10 1/8

        B. Transactions of Mr. Asher
           -------------------------

        Mr. Asher has not acquired or sold any shares of Common Stock of the Issuer in his individual capacity. However, Mr. Asher is the sole director and sole shareholder of Eligrant. Therefore, for purposes of reporting on this
Schedule 13D, the shares of Common Stock owned by Eligrant are attributed to Mr. Asher. Accordingly, the information

________________________

* These shares were acquired from an entity in which Mr. Asher has an ownership interest through a privately negotiated transaction at the prevailing market price.

set forth above for Eligrant is applicable for Mr. Asher as well. For all other purposes, Mr. Asher disclaims the beneficial ownership of the 201,141 shares of common stock of the Issuer owned by Eligrant.

         On August 26, 1996, an entity in which Mr. Asher has an ownership interest converted 250,000 convertible debentures into 36,058 shares of the issuer's Common Stock at a price of $7.013 per share. On August 27, 1996, that same entity converted 250,000 convertible debentures into 35,273 shares of the Issuer's Common Stock at a price of $7.09 per share. On August 29, the affiliate sold all of its Common Stock of the Issuer at the prevailing market price of $10 1/8 to Eligrant, in a privately negotiated transaction.


         (d):  Not applicable.

         (e):  Not  applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit
         Number                Description
         -------               ------------
         1                     Joint Filing Agreement

                                   SIGNATURES


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: August 30, 1996                 ELIGRANT, INC.



                                       By:  /s/ William Shimanek
                                            --------------------
                                                President


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  August 30, 1996                     DANIEL ASHER

                                            /s/ Daniel Asher
                                            ----------------